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                              February 18, 2022

       Marshall Anstandig
       Senior Vice President and General Counsel
       MNG Enterprises, Inc.
       5990 Washington Street
       Denver, CO 80216

                                                        Re: LEE ENTERPRISES,
Inc
                                                            PRRN14A filed
February 16, 2022
                                                            Filed by MNG
Enterprises, Inc. et al.
                                                            SEC File No.
1-06227

       Dear Mr. Anstandig:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement filed February 16, 2022

       Background to the Solicitation, page 5

   1. Briefly explain that you initially attempted to nominate two director candidates, and later converted your
solicitation into a "vote no" campaign against two of the Company's nominees because the
Delaware court invalidated those nominations.
   2. Balance the disclosure in the last paragraph on page 6 to state that even if the Company's nominees fail to
receive a majority of the votes cast, it is not clear that they would not continue to serve on
the Board, despite your view that this would be inappropriate.
       Votes Required for Approval - Election of Directors, page 11

   3. Describe the dispute about the voting standard that applies to the election of directors earlier in the proxy
statement, in a prominent location at the forepart of the disclosure document. Your revised
disclosure should note that the Company asserts that a plurality
 Marshall Anstandig
MNG Enterprises, Inc.
February 18, 2022
Page 2
         voting standard applies, and the basis for your disagreement. Your revised disclosure should note that any proxies granted to you may have no legal effect unless the Company accepts that a majority voting standard applies. Finally, indicate your intentions with regard to further action, whether through litigation or otherwise, if the Company continues to maintain the position that a plurality voting standard applies. Please be specific about what actions you may pursue and under what circumstances. For example, if you will pursue a court challenge but only if you receive sufficient proxies to prevent the
         Company nominees from being elected under a majority voting standard, so state.
4. See our last comment above. Revise generally to discuss what will occur with proxies granted to you which include a voting option applicable to a majority voting standard, if the Company refuses to concede that such standard applies to the election of directors and no court challenge occurs, or if you are unsuccessful in such challenge.
5. Explain why you include an "AGAINST" (rather than a "WITHHOLD") voting option on your proxy card, while the Company does not. That is, explain what will be the effect of an "AGAINST" vote if a plurality voting standard applies.
Revocation of Proxies, page 12

6. There appears to be a word missing from the last sentence at the bottom of page 12.
         Please revise.
Form of Proxy - Election of Directors, page III-4

7. Since there is only one Company nominee other than Ms. Junck and Mr. Maloney, it appears that the third voting option duplicates the first voting option. Please revise.
8. It is not clear what option the Instructions refer to for the ability to be able to vote
         "AGAINST" a particular nominee, since there is no option provided to mark "AGAINST
         ALL EXCEPT" box. Please revise or clarify.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameMarshall Anstandig                           Sincerely,
Comapany NameMNG Enterprises, Inc.
                                                               Division of
Corporation Finance
February 18, 2022 Page 2                                       Office of
Mergers & Acquisitions
FirstName LastName